UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 14, 2024

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 14, 2024, Immatics N.V. (the “Company”) issued an interim report for the three-month period ended March 31, 2024, which is attached hereto as Exhibit 99.1, and issued a press release announcing the first quarter 2024 financial results for the Company, which is attached hereto as Exhibit 99.2. In addition, the Company made available an updated investor presentation. A copy of the presentation is attached hereto as Exhibit 99.3. The fact that the presentation is being made available and furnished herewith is not an admission as to the materiality of any information contained in the presentation. The information contained in the presentation is being provided as of May 14, 2024 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.2 and Exhibit 99.3 hereto) including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-249408 and 333-265820) and the registration statements on Form F-3 (Registration Nos. 333-258351, 333-240260 and 333-274218) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number	Description
99.1	Immatics N.V. interim report for the three-month period ended March 31, 2024.

99.2	Press release dated May 14, 2024.

99.3	Corporate presentation dated May 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: May 14, 2024	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer

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